SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K/A

Amendment No. 1

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[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

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COMMISSION FILE NUMBER 1-7657

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A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEHMAN BROTHERS HOLDINGS INC.
745 Seventh Avenue
NEW YORK, NY 10019

Explanatory Note

On June 29, 2006, the Lehman Brothers Savings Plan filed with the Securities and Exchange Commission its Annual Report on Form 11-K for the fiscal year ended December 31, 2005 (the “2005 Form 11-K”).  This Amendment No. 1 to the 2005 Form 11-K has been filed solely to correct two typographical errors, by changing “Ernest & Young LLP” to “Ernst & Young LLP”. One error is in the Report of Independent Registered Public Accounting Firm and one is in Exhibit 23 to the 2005 Form 11-K (Consent of Independent Registered Public Accounting Firm).

The corrected Report of Independent Registered Public Accounting Firm follows and the corrected Consent of Independent Registered Public Accounting Firm is appended hereto as Exhibit 23.

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                /s/ Ernst & Young LLP

New York, New York
June 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this Amendment No. 1 to the annual report of the Lehman Brothers Savings Plan to be signed on its behalf by the undersigned hereunto duly authorized.

LEHMAN BROTHERS SAVINGS PLAN

By: /s/ Wendy M. Uvino
   Wendy M. Uvino
   Chairperson
   Lehman Brothers Holdings Inc.
   Employee Benefit Plans Committee

June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm